Exhibit 21.1

LOWE’S COMPANIES, INC. AND SUBSIDIARY COMPANIES

NAME AND DOING BUSINESS AS:	STATE OR JURISDICTION OF INCORPORATION

Lowe’s Home Centers, LLC	North Carolina
RONA, Inc.	Canada
Lowe’s Companies Canada ULC	Canada

All other subsidiaries were omitted pursuant to Item 601(21)(ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.